Exhibit 99.2

Genius Group Ltd. Announces 60.68% Revenue Growth for the Nine Months ended September 30, 2022 and Expansion of Gross Margin on a Pro Forma Basis to 47.33%

SINGAPORE NOVEMBER 30, 2022 (BUSINESSWIRE): Genius Group Limited (“Genius Group” or the “Company”) (NYSE American: GNS), a leading entrepreneur Edtech and education group, today announced its financial results for the nine months ended September 30, 2022.

Financial Highlights For the Nine Months ended September 30, 2022

●	Nine months ended September 30, 2022 revenue growth to $14.42 million, 60.68% growth over nine months ended September 2021 and revenue of $24.67 million on a pro forma basis for the nine months ended September 40, 2022
●	Nine months ended September 30, 2022 gross margin of 33.96%, compared to 32.95% for the nine months ended September 30, 2021 and gross margin of 47.33% on a pro forma basis for the nine months ended September 30, 2022
●	Nine months ended September 30, 2022 net loss of ($6.09) million and net loss on a pro forma basis of ($5.26) million for the nine months ended September 30, 2022
●	Nine months ended September 30, 2022 EBITDA net loss of ($3.89) million compared to EBITDA net loss of ($1.59) million for the nine months ended September 30, 2021 and EBITDA net loss on a pro forma basis of ($2.99) million for the nine months ended September 30, 2022
●	Cash and equivalent as of September 30, 2022, of $8.97 million compared to $1.78 million as of December 31, 2021

Roger Hamilton, CEO of Genius Group, commented: “Genius Group continues to deliver strong growth in number of students, paying students and partners, which allows the company to grow at a higher rate than the industry. This is a testament of our strong and loyal community which grows mainly through word of mouth.”

Operational Highlights

●	The number of students grew to 3.01 million, which represents a 17% growth on an annualized basis. On a pro forma basis, Genius Group had a group user base of 4.35 million (students and users) at the end of September 2022.
●	The number of paying students grew to 41,282 at the end of September 2022, a 14% annualized growth rate. On a pro forma basis, the company had 167,915 paying students and users.
●	The number of partners grew to 10,751 at the end of September 2022, a 7% annualized growth rate. On a pro forma basis, partners grew to 12,521.

Other Recent Highlights

●	Appointment of Dr. Tracy Lynn as President of the University of Antelope Valley
●	Appointment of Saranjit Sagar as Chief Executive Officer of GeniusU
●	On July 7, 2022, completed the acquisition of the U.S.-based University of Antelope Valley, a fully accredited university in California
●	On August 24, 2022, sold a senior secured convertible note with a principal amount of $18.13m for a purchase price of $17.00 million
●	On October 4, 2022, completed the acquisition of U.S.-based Revealed Films Inc., a media production company that specializes in multi-part documentaries
●	Contracted the two law firms Christian Levine Law Group and Warshaw Burstein, LLP to investigate the recent trading history of Genius Group and possible market manipulation

Financial Guidance

We are maintaining our 2022 pro forma revenue guidance and revising our adjusted EBITDA guidance.

●	Pro forma annual revenue of $35.0m-$38.0m
●	Pro forma adjusted EBITDA loss of $4m - $5m
●	Weighted average share count of 22,580,739
●	Number of students (and users) 4.4m-4.6m

Webcast and Conference Call

Genis Group will host a live webcast to discuss the results today, November 30, 2022, at 8:00 a.m. EST / 9:00 p.m. SGT. The webcast and supplemental information can be accessed on the investor relations section of the Genius Group website at ir.geniusgroup.net. An archive will be available after the conclusion of the live event and will remain available via the same link for 6 months.

Time:	Wednesday, November 30, 2022, at 8:00 a.m. EST / 9:00 p.m. SGT

Webcast:	Go to the Investor Relations section of the Genius Group website to listen and view the slides.

Dial-in:	877-407-0712 (U.S. Toll Free); +1 201-493-6716 (International)

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Key Business Metrics

We monitor the key business metrics and Non-IFRS financial measures to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and Non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics.

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus share-based compensation expenses plus bad debt provision.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of September 30,	As of December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$8,972,559	$1,784,938
Restricted Cash	11,333,283	-
Accounts receivable, net	7,074,898	1,018,003
Other receivables	4,018,845	66,000
Due from related parties	1,790,417	44,245
Inventories	491,604	92,530
Prepaid expenses and other current assets	2,543,792	3,490,446
Total Current Assets	36,225,398	6,496,162
Property and equipment, net	7,553,384	6,776,116
Operating lease right-of-use asset	8,012,578	1,077,241
Investments at fair value	247,599	29,069
Goodwill	22,206,302	1,320,100
Intangible assets, net	8,954,207	1,394,969
Other non-current assets	-	501,750
Total Assets	83,199,468	17,595,407
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	1,678,078	1,078,381
Accrued expenses and other current liabilities	2,925,349	2,064,302
Deferred revenue	5,942,897	2,561,912
Operating lease liabilities – current portion	643,866	436,271
Income tax payable	261,217	-
Loans payable – current portion	65,964	65,415
Loans payable – related parties – current portion	504,988	425,551
Convertible debt obligations, current portion	4,193,078	507,765
Total Current Liabilities	16,215,437	7,139,597
Due to related parties	1,593	-
Operating lease liabilities – non-current portion	7,610,252	894,589
Loans payable – non-current portion	1,052,254	85,858
Convertible debt obligations, non-current portion	-	766,245
Deferred tax liability	2,203,632	723,122
Convertible note	3,288,771	-
Total Liabilities	30,371,939	9,609,411
Commitments and Contingencies Stockholders’ Equity:
Contributed capital	102,429,144	50,924,276
Subscriptions receivable	(1,954,415)	(1,900,857)
Reserves	(35,999,824)	(31,888,638)
Accumulated deficit	(18,502,842)	(13,493,684)
Capital and reserves attributable to owners of Genius Group Ltd	45,972,063	3,641,097
Non-controlling interest	6,855,466	4,344,899
Total Stockholders’ Equity	52,827,529	7,985,996
Total Liabilities and Stockholders’ Equity	83,199,468	17,595,407

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$14,415,681	$8,971,423
Cost of revenue	(9,519,540)	(6,015,497)
Gross profit	4,896,141	2,955,926
Operating (Expenses) Income
General and administrative	(10,668,488)	(5,036,086)
Depreciation and amortization	(178,478)	(316,721)
Other operating income	140,082	28,921
Loss from foreign currency transactions	104,577	36,117
Total operating expenses	(10,602,307)	(5,287,769)
Loss from Operations	(5,706,166)	(2,331,843)
(Expense) Income
Interest expense, net	(83,196)	(125,518)
Impairment loss	(480,272)	—
Other income	121,034	107,228
Total Other Expense	(442,434)	(18,290)
Loss Before Income Tax	(6,148,600)	(2,350,133)
Income Tax Benefit (Expense)	59,616	37,713
Net Loss	(6,088,984)	(2,312,420)
Other comprehensive income:
Foreign currency translation	(42,423)	(15,066)
Total Comprehensive Loss	(6,131,407)	(2,327,486)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(5,880,980)	(2,232,424)
Non-controlling interest	(250,427)	(95,062)
Total Comprehensive Loss	(6,131,407)	(2,327,486)
Weighted-average number of shares outstanding, basic and diluted	19,966,999	16,155,180
Basic and diluted earnings (loss) per share from continuing operations	(0.30)	(0.14)

GENIUS GROUP LIMITED AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Nine Months Ended September 30, 2022	For the Year Ended December 31, 2021
	(Unaudited)	(Audited)
Cash Flows From Operating Activities
Net loss	$(6,088,984)	$(4,489,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	261,550	293,837
Depreciation and amortization	1,452,431	1,574,913
Deferred tax liability	—	105,650
Amortization of debt discount	—	140,837
Provision for doubtful debts	—	(39,108)
Amortization of tax liability	(65,057)	—
Impairment loss	480,372	—
Loss on foreign exchange transactions	(104,577)	153,692
Interest expense on lease liabilities	3,690	131,291
Changes in operating assets and liabilities:
Accounts receivable	(2,355,320)	(30,554)
Other receivable	—	(66,000)
Prepaid expenses and other current assets	(817,727)	(1,927,176)
Inventory	(399,074)	20,013
Accounts payable	256,835	256,562
Accrued expenses and other current liabilities	(1,444,596)	254,080
Deferred revenue	2,072,996	1,015,200
Deferred tax liability	—	(257,953)
Other non-current liabilities	—	(217,291)
Total adjustments	(658,477)	1,407,993
Net Cash Used In Operating Activities	(6,747,461)	(3,081,205)
Cash Flows From Investing Activities
Purchase of intangible assets	(643,157)	(804,314)
Proceeds from Sale/(Purchase) of equipment	68,867	(77,797)
Acquisition of PIN, EA and ESQ	(8,788,989)	—
Deposit on investment in UAV	—	—
Investment at fair value	(218,530)
Net Cash Used In Investing Activities	(9,581,809)	(882,111)
Cash Flows From Financing Activities
Amount due to/from related party	(128,941)	(154,345)
Proceeds from sale of future shares	—	953,087
Proceeds from equity issuances, net of issuance costs	2,605,215	3,127,442
Proceeds from IPO, net	18,060,447	—
Proceeds from convertible debt, net of issuance costs	4,155,495	—
Issuance from convertible debt	(147,582)	—
Operating lease liability payments	(678,039)	(758,522)
Proceeds/ (Repayments) of loans payable	(425,804)	(71,967)
Net Cash Provided By Financing Activities	23,440,791	3,095,695
Effect of Exchange Rate Changes on Cash	76,100	379,408
Net Increase (Decrease) In Cash	7,187,621	(488,213)
Cash – Beginning of year	1,784,938	2,273,151
Cash – End of period	8,972,559	1,784,938

Pro Forma Financials

Pro forma financials for Genius Group (The full Group including the Group and all the Acquisitions YTD): Unaudited pro forma financials provided for the period ended September 30, 2022, for the full Group, including all acquired companies YTD as if they were operating as one during these periods. The acquisitions included in the table below are Property Investors Network (acquired April 30, 2020), Education Angels (acquired April 30, 2022), E-Square (acquired May 31, 2022), University of Antelope Valley (acquired July 07, 2022) and Revealed Films (acquired October 04, 2022).

Genius Group Pro forma Nine Months Ended (USD 000’s)
Summary Income Statement	September 30, 2022
Sales	24,667
Cost of goods sold	(12,992)
Gross profit (Loss)	11,675
Other Operating Income	245
Operating Expenses	(17,495)
Operating profit (Loss)	(5,575)
Other income	879
Other Expense	(625)
Net Income (Loss) Before Tax	(5,321)
Tax Expense	60
Net Income (Loss) After Tax	(5,261)
Other Comprehensive Income	(43)
Total Income (Loss)	(5,304)
Net income per share, basic and diluted	(0.26)
Weighted-average number of shares outstanding, basic and diluted	19,966,999

Genius Group Pro forma Nine Months Ended (USD 000’s)
Adjusted EBITDA	September 30, 2022
Net Loss	(5,262)
Tax Expense	(60)
Interest Expense, net	145
Depreciation and Amortization	1,426
Goodwill Impairments	480
Stock Based Compensation	262
Bad debt Provision	21
Adjusted EBITDA	(2,988)

Genius Group Pro forma Nine Months Ended (USD 000’s)
September 30, 2022
Summary Balance Sheet Data:
Total current assets	33,962
Total non-current assets	57,983
Total Assets	91,945
Total current liabilities	17,382
Total non-current liabilities	14,317
Total Liabilities	31,699
Total Shareholders’ Equity	60,246
Total Liabilities and Shareholders’ Equity	91,945

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts:

Ruth Shearman, Senior Account Manager, Adia PR

Email: gns@adiapr.co.uk